Catalyst Paper Corporation 2nd Floor, 3600 Lysander Lane Richmond, British Columbia Canada V7B 1C3 Tel: 604 247 4400 Fax: 604 247 0512

News Release

June 26, 2008

Catalyst Snowflake Mill given notice of corrugating machine shut

Richmond (BC) – Catalyst Paper Corporation (TSX:CTL) has been advised by Smurfit-Stone Container Enterprises Inc. that it will cease operation of the corrugating medium machine at the Snowflake Mill no later than October 15, 2008.

Snowflake Mill has operated the Smurfit-Stone machine under a 10-year contract. Closure of the machine will result in elimination of approximately 100 salaried and hourly positions at the mill.

Under the contract, severance and related one-time costs will be borne by Smurfit-Stone. Termination of this contract was anticipated in Catalyst’s acquisition of Snowflake Mill and is expected to have no impact on the projected annual synergies of $10 million announced at the time of that purchase.

The Snowflake Mill is located about 290 km (180 miles) from Phoenix, Arizona and is one of the lowest-cost newsprint mills in North America. With annual production capacity of 375,000 tonnes of 100 per cent recycled newsprint, Snowflake brings Catalyst’s total newsprint production capacity to approximately 980,000 tonnes, complementing its mechanical specialty paper capacity of some 1.1 million tonnes.

Catalyst is a leading producer of mechanical printing papers, headquartered in Richmond, British Columbia, Canada. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With six mills strategically located within western North America, Catalyst has a combined annual capacity of 2.8 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

Forward-Looking Statements

Certain matters set forth in this news release including statements with respect to production capacity, the achievement of synergies, cost reductions and business efficiencies which may result from the acquisition of the Snowflake mill are forward-looking statements. These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions and courses of action, as well as other factors management believes are appropriate. Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements including those risks and uncertainties identified under the heading “Risk Factors” in the management’s discussion and analysis contained in Catalyst’s first quarter 2008 interim report available at www.sedar.com.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-247-4713